Exhibit 12.1

SBA Communications Corporation

Ratio of Earnings/Deficiency to Fixed Charges

	Year ended December 31,					Three Months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Earnings:
Loss from continuing operations	$(202,032)	$(173,076)	$(143,313)	$(92,544)	$(132,931)	$(9,032)	$(16,302)
Plus: fixed charges, less preferred dividends	96,703	104,728	86,076	80,413	115,945	18,315	29,550

Total Earnings	(105,329)	(68,278)	(57,237)	(12,131)	(16,986)	9,283	13,248
Fixed Charges:
Interest expense – cash	54,822	81,501	47,460	40,511	81,283	9,213	23,137
Capitalized Interest	1,672	70	14	85	383	68	69
Interest expense – non cash	29,038	9,277	28,082	26,234	6,845	5,265	—
Amortization of debt issue costs	4,480	5,115	3,445	2,850	11,584	876	1,792
Interest component of operating leases	6,691	8,835	7,075	10,733	15,850	2,893	4,552

Total fixed charges	96,703	104,798	86,076	80,413	115,945	18,315	29,550

Total deficiency	$202,032	$173,076	$143,313	$92,544	$132,931	$9,032	$16,302